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As filed with the Securities and Exchange Commission on June 22, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Aquila, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Premium Income Equity SecuritiesSM ("PIESSM")
(Title of Class of Securities)

03840P409
(CUSIP Number of Class of Securities)

Christopher M. Reitz, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Aquila, Inc.
20 West Ninth Street
Kansas City, Missouri 64105
(816) 421-6600
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

With copies to:
Kirstin Pace Salzman, Esq. Blackwell Sanders Peper Martin LLP 4801 Main Street, Suite 1000 Kansas City, MO 64112 (816) 983-8000	William S. Lamb, Esq. LeBoeuf, Lamb, Greene & MacRae, L.L.P. 125 West 55th Street New York, NY 10019 (212) 424-8000

CALCULATION OF FILING FEE

Transaction Valuation:*	Amount of filing fee:**
$85,751,213	$10,093
*
Estimated solely for the purpose of calculating the registration fee and based on the product of (i) $3.52, which is the average of the high and low prices per unit of the Company's common stock as reported on the New York Stock Exchange on May 25, 2005, and (ii) 24,361,140 million shares of the Company's common stock, which represents the maximum number of shares of the Company's common stock that could be issued as the premium to be paid for all PIES validly tendered and accepted for conversion in the premium offer.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $117.70 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,093
Form or Registration No.:	333-125441
Filing Party:	Aquila, Inc.
Date Filed:	June 2, 2005
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.
  ☒
  issuer tender offer subject to Rule 13e-4.
  ☐
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

"Premium Income Equity Securities" and "PIES" are service marks of Lehman Brothers Inc.

        This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this "Schedule TO") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 2, 2005 by Aquila, Inc., a Delaware corporation (the "Company"), and relates to an offer by the Company to deliver a premium, payable in shares of the Company's common stock, for each Premium Income Equity SecuritiesSM ("PIESSM") validly tendered and accepted for conversion (the "Premium Offer") pursuant to the terms and subject to the conditions described in the premium offer prospectus, dated June 22, 2005 (the "Premium Offer Prospectus"), which is a part of the registration statement filed with the Securities and Exchange Commission on Form S-4 (SEC File No. 333-125441) relating to the shares of common stock to be issued to holders of PIES in the Premium Offer, as amended (the "Registration Statement"). The terms and conditions of the Premium Offer are set forth in the Premium Offer Prospectus and the accompanying Letter of Transmittal, which are exhibits (a)(1)(A) and (a)(1)(B) hereto.

        The information set forth in the Premium Offer Prospectus, including the exhibits thereto, and the accompanying Letter of Transmittal, is hereby expressly incorporated herein by reference in response to all items required in this Schedule TO.

Item 1.    Summary Term Sheet.

        The information set forth under the captions "Questions and Answers About the Premium Offer" and "Summary" of the Premium Offer Prospectus is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The information set forth under the caption "Summary" of the Premium Offer Prospectus is incorporated herein by reference.

        (b)   The information set forth under the caption "Description of the PIES" of the Premium Offer Prospectus is incorporated herein by reference.

        (c)   The information set forth under the caption "Market for Common Stock and PIES" of the Premium Offer Prospectus is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)   The filing person is Aquila, Inc. The information in Item 2(a) above is incorporated herein by reference.

        Pursuant to Instruction C to Schedule TO, the following persons are the directors and/or executive officers of the Company:

Name	Position
Richard C. Green	Chairman, President and Chief Executive Officer, Director
Keith G. Stamm	Senior Vice President and Chief Operating Officer
Rick J. Dobson	Senior Vice President and Chief Financial Officer
Christopher M. Reitz	Senior Vice President, General Counsel and Corporate Secretary
Leo E. Morton	Senior Vice President and Chief Administrative Officer
Jon R. Empson	Senior Vice President, Regulated Operations
Brock Shealy	Senior Vice President and Corporate Compliance Officer
Robert L. Poehling	Senior Vice President, Energy Resources
Norma F. Dunn	Senior Vice President, Corporate Communications
Herman Cain	Director
Patrick J. Lynch	Director
Dr. Michael M. Crow	Director
Gerald L. Shaheen	Director
Irvine O. Hockaday, Jr.	Director
Heidi E. Hutter	Director
Dr. Stanley O. Ikenberry	Director
Nicholas J. Singer	Director

        The address and telephone number of each director and executive officer is: c/o Aquila, Inc., 20 West Ninth Street, Kansas City, Missouri 64105; (816) 421-6600.

Item 4.    Terms of the Transaction.

        (a)   The information set forth under the captions "Questions and Answers About the Premium Offer," "Summary," "The Premium Offer" and "United States Federal Income Tax Consequences" of the Premium Offer Prospectus is incorporated herein by reference.

        (b)   No officer, director or affiliate of the Company owns any PIES.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (e)   None.

Item 6.    Purposes of the Transaction Plans or Proposals.

        (a)   The information set forth under the captions "Questions and Answers About the Premium Offer," "Summary" and "The Premium Offer" of the Premium Offer Prospectus is incorporated herein by reference.

        (b)   The information set forth under the captions "Questions and Answers About the Premium Offer" and "The Premium Offer" of the Premium Offer Prospectus is incorporated herein by reference.

        (c)   The information set forth under the captions "Summary" and "Risk Factors" of the Premium Offer Prospectus is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration

        (a)   The information set forth under the caption "The Premium Offer" of the Premium Offer Prospectus is incorporated herein by reference.

        (b)   Not applicable.

        (d)   Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        (a)   None.

        (b)   None.

Item 9.    Persons/Assets Retained, Employed, Compensated, or Used.

        (a)   The information set forth under the caption "The Premium Offer" of the Premium Offer Prospectus is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)   The information set forth under the captions "Where You Can Find More Information," "Market for Common Stock and PIES," "Selected Historical Consolidated Financial and Other Data" and "Selected Unaudited Pro Forma Consolidated Financial and Other Data" of the Premium Offer Prospectus is incorporated herein by reference. The information set forth under (i) "Item 8. Financial Statements and Supplementary Data" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and (b) "Item 1. Financial Statements" in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 is incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission's website at http://www.sec.gov.

        (b)   The information set forth under the captions "Summary," "Market for Common Stock and PIES," "Selected Historical Consolidated Financial and Other Data" and "Selected Unaudited Pro Forma Consolidated Financial and Other Data" of the Premium Offer Prospectus is incorporated herein by reference.

        (c)   The information set forth under the captions "Summary," "Market for Common Stock and PIES," "Selected Historical Consolidated Financial and Other Data" and "Selected Unaudited Pro Forma Consolidated Financial and Other Data" of the Premium Offer Prospectus is incorporated herein by reference.

Item 11.    Additional Information.

        (a)   Not applicable.

        (b)   Not applicable.

Item 12.    Exhibits.

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(A)	Premium Offer Prospectus dated June 22, 2005 (incorporated herein by reference to Amendment No. 1 to the Registration Statement)
(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Registration Statement)
(a)(1)(C)	Letter to DTC Participants (incorporated herein by reference to Exhibit 99.2 to the Registration Statement)
(a)(1)(D)	Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees (incorporated herein by reference to Exhibit 99.3 to the Registration Statement)
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Filed herewith as Exhibit (a)(1)(A)
(a)(5)	Press Release, dated June 2, 2005 (filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended, and incorporated herein by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed on June 2, 2005)
(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Opinion of Blackwell Sanders Peper Martin LLP (incorporated herein by reference to Exhibit 8.1 to Amendment No. 1 to the Registration Statement)

Item 13.    Information Required By Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2005

AQUILA, INC.
By:	/s/ CHRISTOPHER M. REITZ
	Name:	Christopher M. Reitz

	Title:	Senior Vice President, General Counsel
and Corporate Secretary

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(A)	Premium Offer Prospectus dated June 22, 2005 (incorporated herein by reference to Amendment No. 1 to the Registration Statement)
(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Registration Statement)
(a)(1)(C)	Letter to DTC Participants (incorporated herein by reference to Exhibit 99.2 to the Registration Statement)
(a)(1)(D)	Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees (incorporated herein by reference to Exhibit 99.3 to the Registration Statement)
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Filed herewith as Exhibit (a)(1)(A)
(a)(5)	Press Release, dated June 2, 2005 (filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended incorporated herein by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed on June 2, 2005)
(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Opinion of Blackwell Sanders Peper Martin LLP (incorporated herein by reference to Exhibit 8.1 to Amendment No. 1 to the Registration Statement)

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SIGNATURE
EXHIBIT INDEX